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                                                                    Exhibit 99.1

                                MGI PHARMA, INC.
                               REPORT ON FORM 10-Q
                                 MARCH 31, 2003

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement. We desire to take advantage of these "safe harbor" provisions and are filing this Exhibit 99.1 in order to do so. Accordingly, we hereby identify the following important factors which could cause our actual results to differ materially from any such results which may be projected, forecast, estimated or budgeted by us in forward-looking statements made by us from time to time in reports, proxy statements, registration statements and other written communications, or in oral forward-looking statements made from time to time by the company's officers and agents. We do not intend to update any of these forward-looking statements after the date of this Form 10-Q to conform them to actual results.

IF WE DO NOT HAVE NET INCOME IN THE FUTURE, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

We are not currently profitable and have a very limited history of profitability in prior years. We expect to incur significant expenses over the next several years as we continue to devote substantial resources to the development and commercialization of palonosetron, irofulven, and other product candidates. Therefore, unless we are able to increase significantly revenues from the launch of palonosetron or additional products, we will not have net income. Furthermore, because research and development costs are generally independent of revenues, a delay or decline in revenues from the sale of Salagen Tablets or other currently available products could cause our operating results to decline significantly in any given quarter. If we continue to sustain losses, we may be unable to continue our business operations as planned.

IF REGULATORY APPROVALS ARE NOT RECEIVED FOR PALONOSETRON OR ANY OF OUR OTHER PRODUCT CANDIDATES, OR IF REGULATORY APPROVAL IS DELAYED FOR ANY REASON, WE WILL BE UNABLE TO COMMERCIALIZE AND SELL OUR PRODUCTS AS WE EXPECT.

Prior to marketing, each of our product candidates must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The product development and approval process can take many years and require the expenditure of substantial resources. There is risk that the FDA or a foreign regulatory authority will not approve in a timely manner, if at all, any product we develop. Generally, the FDA approves for sale only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development. We may encounter delays or denials in regulatory approvals due to changes in FDA policy during the period of development, or changes in the requirements for regulatory review of each submitted new drug application, or NDA.

There is also risk that regulatory authorities in the United States and elsewhere may not allow us to conduct planned additional clinical testing of any of our product candidates, including irofulven, or that, if

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permitted, this additional clinical testing will not prove that these product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities.

A new drug application, or NDA, for palonosetron was accepted for filing by the FDA on November 26, 2002, representing the FDA's determination that the NDA is sufficiently complete to permit a substantive review. It does not represent an opinion regarding the safety or efficacy of palonosetron nor whether FDA approval may or will be granted. In addition, we cannot be certain that the FDA will review the NDA in accordance with historical review times. Moreover, we are not in control of the development process for palonosetron. The licensor, Helsinn Healthcare SA, is the holder of the investigational new drug application and sponsored studies and trials that are the basis of the NDA. We must make financial commitments and incur costs in preparation for the potential launch of palonosetron before approval is granted. If FDA approval of palonosetron is delayed from our expectations, or not granted, we may have insufficient capital to continue operations as planned and our stock price could decline.

IF WE ARE UNABLE TO LAUNCH AND SUCCESSFULLY MAINTAIN COMMERCIALIZATION OF PALONOSETRON OR OUR OTHER PRODUCTS, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS AS PLANNED.

Even if the FDA approves the marketing application of a product, this approval may entail commercially unacceptable limitations on the uses, or "indications," for which the product may be marketed. In addition, the FDA subjects an approved product and its manufacturer to continual regulatory review. The discovery of previously unknown problems with a product may result in restrictions or sanctions on the product or manufacturer that could affect the commercial viability of the product or could require withdrawal of the product from the market. The appearance of unacceptable toxicities or side effects during commercial use of a product could also require such withdrawal.

If approved, palonosetron will be new to the market and may be unfamiliar to members of the medical community. Market acceptance will depend largely on our ability to demonstrate, to the oncology community in particular, the efficacy and safety of palonosetron as an alternative to currently marketed therapies. We cannot be certain that palonosetron will provide benefits considered adequate by providers of oncology services or that enough providers will use the product to ensure its commercial success. In addition, we cannot be certain that sufficient capital will be available for the successful launch and commercialization of palonosetron or our other product candidates.

Once the FDA approves a product for sale, we must also submit any labeling, advertising and promotional material to the FDA for review. There is risk that the FDA will prohibit use of the marketing material in the form we desire, which could limit the sale of our products and could cause our product revenues to decrease and our stock price to decline.

IF WE FAIL TO OBTAIN ADDITIONAL CAPITAL TO GROW OUR BUSINESS, WE WILL BE UNABLE TO COMPLETE OUR PRODUCT ACQUISITION, LICENSING AND DEVELOPMENT PROGRAMS.

We may need to raise additional funds for various reasons including the following:

     .    to successfully launch and further develop palonosetron;

     .    to develop irofulven and other acylfulvene analogs;

     .    to develop products we have acquired or licensed, including MG98;

     .    to acquire or license additional products or product candidates;

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     .    to support the marketing and sales of additional products;

     .    to obtain necessary working capital; and

     .    to fund operating losses.

We may seek additional funding through public and private financing, including equity and debt financing. Our current debt agreements place certain restrictions on our ability to enter into financing transactions until the earlier to occur of our anticipated release of palonosetron clinical data, in June 2003, or December 31, 2003. Adequate funds for these purposes may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back, or abandon some or all of our product acquisition and licensing programs and product development programs.

CLINICAL TRIALS ARE COMPLEX AND UNPREDICTABLE AND MAY PRODUCE UNEXPECTED RESULTS THAT COULD AFFECT OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS.

Before obtaining regulatory approvals for the commercial sale of any product under development, including irofulven, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. We utilize medical institutions and laboratories to conduct our preclinical and clinical testing in compliance with good clinical and laboratory practices as required by the FDA. We depend on contract research organizations to manage a substantial portion of the medical institutions utilized to conduct our clinical testing. The results from preclinical animal studies and early human clinical trials may not be predictive of the results that we will obtain in larger scale testing. Some of the results we report from Phase 2 clinical trials are interim results and may not be predictive of future results, including final results from such Phase 2 trials, because, among other factors, patient enrollment and the time period for evaluating patient results are not complete. In April 2002, we stopped enrollment in our Phase 3 trial of irofulven in advanced-stage, gemcitabine-refractory pancreatic cancer patients. If we fail to adequately demonstrate the safety and efficacy of a product candidate, the FDA would not provide regulatory approval of the product. The appearance of unacceptable toxicities or side effects during clinical trials or commercial use could interrupt, limit, delay or abort the development of a product. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in previous animal and human studies.

The time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

     .    the size of the patient population;

     .    the nature of the protocol requirements;

     .    the diversion of patients to other trials or marketed therapies;

     . our ability to recruit and manage clinical centers and associated trials;

     .    the proximity of patients to clinical sites; and

     .    the patient eligibility criteria for the study.

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Other factors, such as lack of efficacy and unacceptable toxicities, may result in increased costs and delays or termination of clinical trials prior to completion. In addition, delays in manufacturing of product for our clinical trials could impact our ability to complete our clinical trials as planned.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY ADVERSELY AFFECT OUR STOCK PRICE.

If our operating results do not meet the expectations of investors or securities analysts, our stock price may decline. Our operating results may fluctuate significantly from period to period due to a variety of factors including:

     .    changing demand for our current products, particularly Salagen
          Tablets;

     .    third parties introducing competing products;

     .    the pace and breadth of our development programs;

     . expenditures we incur to acquire, license, develop and promote additional products;

     .    availability of product supply from third-party manufacturers;

     .    changes in sales and marketing expenditures; and

     .    the timing of licensing and royalty revenues.

For the three-month period ended March 31, 2003, we had a net loss of $6.6 million, compared to a net loss of $36.1 million for the year ended December 31, 2002. The continuing pattern of losses is primarily a result of spending for research and development and palonosetron launch preparation activities exceeding the product contribution available from our currently marketed products.

Variations in the timing of our future revenue and expense could also cause significant fluctuations in operating results from period to period and may result in unanticipated earnings shortfalls or losses. Therefore, we do not believe that short-term period-to-period comparisons of our operating results are necessarily meaningful. However, securities analysts and investors may set expectations about our business based upon these comparisons. Consequently, if our operating results do not follow past trends, our stock price may decline.

WE DEPEND UPON THE SALE OF SALAGEN TABLETS FOR SUBSTANTIALLY ALL OF OUR PRODUCT REVENUES. IF ANY FACTOR ADVERSELY IMPACTS SALES OF SALAGEN TABLETS, OUR PRODUCT REVENUES WILL DECREASE AND MAY DECREASE SIGNIFICANTLY.

We currently derive substantially all of our product revenues from the sale of Salagen Tablets. U.S. sales of Salagen Tablets represented 85 percent of our total product sales and 77 percent of our total revenue for the three-month period ended March 31, 2003. Any factor adversely affecting sales of Salagen Tablets could cause our product revenues to decrease and our stock price to decline. In March 2001, our orphan drug status for Salagen Tablets as a treatment for the symptoms of radiation-induced xerostomia in head and neck cancer patients expired. Our orphan status for Salagen as a treatment of symptoms associated with Sjogren's syndrome expires in April 2005. As a result, competing generic products may enter these markets. In addition, we are aware of two currently marketed products that compete in the same or similar markets as Salagen Tablets. If sales of Salagen Tablets decline as a result of this competition, or for any other reason, our product revenues will decrease and our stock price could decline.

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WE DEPEND ON A SINGLE SUPPLIER TO PROVIDE US WITH THE ACTIVE INGREDIENT FOR THE
PRODUCTION OF SALAGEN TABLETS. IF SUCH SUPPLIER TERMINATES ITS RELATIONSHIP WITH US, OR IS UNABLE TO FILL OUR DEMAND FOR THE INGREDIENT, WE MAY BE UNABLE TO PRODUCE SALAGEN TABLETS FOR COMMERCIAL SALE.

We rely on the Fine Chemicals Division of Merck KGaA as our sole and exclusive supplier of oral-grade pilocarpine hydrochloride, the active pharmaceutical ingredient in Salagen Tablets. To our knowledge, there is currently no other producer of oral-grade pilocarpine hydrochloride that is capable of meeting our commercial needs. If our relationship with Merck KGaA terminates, or Merck KGaA is unable to meet our needs for any reason, we will need to find an alternative source of pilocarpine hydrochloride. If we are unable to identify an alternate source, we may be unable to continue producing Salagen Tablets for commercial sale. Even if we were able to procure adequate supplies of pilocarpine hydrochloride from an alternate source, any disruption in our supply of pilocarpine hydrochloride could have a material adverse effect on our ability to meet customer demand for Salagen Tablets, which could cause our product revenues to decrease and our stock price to decline.

IF OUR THIRD-PARTY MANUFACTURER OF SALAGEN TABLETS OR ANY OF OUR OTHER PRODUCTS CEASES OPERATIONS OR FAILS TO COMPLY WITH APPLICABLE MANUFACTURING REGULATIONS, WE MAY NOT BE ABLE TO MEET CUSTOMER DEMAND IN A TIMELY MANNER, IF AT ALL.

We do not have manufacturing facilities and we rely on one third-party manufacturer, Patheon Inc., for the production of Salagen Tablets and other third-party manufacturers for our other products. We intend to continue to rely on others to manufacture any future products, including any products that we may acquire or license, and we have no plans to establish manufacturing facilities. The manufacture of our products is, and will be, subject to current "good manufacturing practices" regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There is a risk that our manufacturers, including the current manufacturer of Salagen Tablets, will not comply with all applicable regulatory standards, and may not be able to manufacture Salagen Tablets or any other product for commercial sale. If this occurs, we might not be able to identify another third-party manufacturer on terms acceptable to us, or any other terms.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Once we obtain approval, the FDA may withdraw it if previously unknown problems are discovered. Further, if we, our corporate partners or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory or manufacturing process, the FDA may impose sanctions, including:

     .    marketing or manufacturing delays;

     .    warning letters;

     .    fines;

     .    product recalls or seizures;

     .    injunctions;

     . refusal of the FDA to review pending market approval applications or supplements to approval applications;

     .    total or partial suspension of production;

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     .    civil penalties;

     .    withdrawals of previously approved marketing applications; or

     .    criminal prosecutions.

OUR BUSINESS STRATEGY DEPENDS ON OUR ABILITY TO IDENTIFY, ACQUIRE, LICENSE AND DEVELOP PRODUCT CANDIDATES AND IDENTIFY, ACQUIRE OR LICENSE APPROVED PRODUCTS.

As part of our business strategy we plan to identify, acquire, license and develop product candidates and identify, acquire and license approved products for markets that we can reach through our marketing and distribution channels. If we fail to obtain, develop and successfully commercialize additional products, we may not achieve expectations of our future performance and our stock price could decline. Because we do not directly engage in basic research or drug discovery, we must rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire or license such products or product candidates. We may not be able to acquire or license rights to additional products or product candidates on acceptable terms, if at all. Furthermore, we may not be able to successfully develop any product candidates we acquire or license. In addition, we may acquire or license new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

IF WE ARE UNABLE TO MAINTAIN RELATIONSHIPS WITH THIRD-PARTY COLLABORATORS OR ENTER INTO NEW RELATIONSHIPS, WE MAY NOT BE ABLE TO DEVELOP ANY OF OUR PRODUCT CANDIDATES IN A TIMELY MANNER, IF AT ALL.

Our continued success will depend in large part upon the efforts of third-parties. For the research, development, manufacture and commercialization of our products, we currently have, and will likely continue to enter into, various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot be certain of the actions these parties will take, and there is a risk that:

     . we will be unable to negotiate acceptable collaborative arrangements to develop or commercialize our products;

     .    any arrangements with third-parties will not be successful;

     . third-party collaborators will not fulfill their obligations to us under any arrangements entered into with them; or

     . current or potential collaborators will pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs or products.

Our third-party collaborators include public research institutions, research organizations, teaching and research hospitals, community-based clinics, testing laboratories, contract product formulation organizations, contract packaging and distribution companies, manufacturers, suppliers and license partners. We consider our arrangements with Helsinn Healthcare SA, Patheon Inc., Merck KGaA and MethylGene Inc. to be significant. If any of our collaborators breaches or terminates its agreement with us, or otherwise fails to conduct its collaborative activities in a timely manner, we may experience

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significant delays in the development or commercialization of the product candidate or the research program covered by the agreement and we may need to devote additional funds or other resources to these activities. Furthermore, if we are unable to enter into new or alternative arrangements to continue these activities, or are unable to continue these activities on our own, we may have to terminate the development program. As a consequence, we may experience a loss of future commercial product potential and a decline in our stock price.

WE RELY ON MULTINATIONAL AND FOREIGN PHARMACEUTICAL COMPANIES TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS AND PRODUCT CANDIDATES IN MARKETS OUTSIDE THE UNITED STATES.

Our strategy for commercialization of our products in markets outside the United States is to enter into development and marketing alliances with multinational and foreign pharmaceutical companies. We have entered into alliances with various companies related to the development and commercialization of our products and product candidates in markets outside the United States. Our continued relationships with strategic partners are dependent in part on the successful achievement of development milestones. If we or our partners do not achieve these milestones, or we are unable to enter into agreements with our partners to modify their terms, these agreements could terminate, which could cause a loss of licensing revenue, a loss of future commercial product potential and a decline in our stock price.

We depend upon licensing revenue from our marketing partners for a material portion of our total revenue. Future licensing revenues from these partners will likely fluctuate from quarter to quarter and year to year depending on:

     .    the achievement of milestones by us or our partners;

     .    the amount of product sales and royalty-generating activities;

     .    the timing of initiating additional licensing relationships; and

     .    our continuing obligation related to license payments.

IF WE FAIL TO COMPETE SUCCESSFULLY WITH OUR COMPETITORS, OUR PRODUCT REVENUES COULD DECREASE AND OUR STOCK PRICE COULD DECLINE.

Competition in the pharmaceutical industry is intense. Most of our competitors are large, multinational pharmaceutical companies that have considerably greater financial, sales, marketing and technical resources than we do. Most of our present and potential competitors also have dedicated research and development capabilities that may allow them to develop new or improved products that compete with our products. Currently, MedImmune, Inc. and Snow Brand Pharmaceuticals, Inc. have drugs that are approved for sale and compete in the same markets as Salagen Tablets.

Other pharmaceutical companies are developing products, which, if approved by the FDA, will compete directly with Salagen Tablets. Our competitors could also develop and introduce generic drugs comparable to Salagen Tablets, or drugs or other therapies that address the underlying causes of the symptoms that Salagen Tablets treat. If a product developed by a competitor is more effective than our product, or priced lower than our product, then our product revenue could decrease and our stock price could decline.

If approved for marketing, palonosetron will compete with three other products from the 5-HT//3// receptor antagonists class of compounds, as well as products from other chemical classes that are also used for the

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prevention of chemotherapy-induced nausea and vomiting. Most of these products are marketed by large, multinational competitors. If palonosetron does not compete successfully with existing products on the market, our stock price could decline.

WE ARE DEPENDENT ON OUR KEY PERSONNEL. IF WE ARE NOT ABLE TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS, OUR PRODUCT DEVELOPMENT, MARKETING AND COMMERCIALIZATION PLANS COULD BE HARMED.

We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our product development, marketing and commercialization plans may suffer and our stock price could decline. None of our executive officers has an employment agreement with us. If we are unable to retain our scientific and management staff, we will need to hire additional qualified personnel for us to pursue our product development, marketing and commercialization plans. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our product development, marketing and commercialization plans will suffer and our stock price could decline.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES IN THE PHARMACEUTICAL OR BIOTECHNOLOGY INDUSTRIES, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

The pharmaceutical and biotechnology industries have experienced rapid and significant technological change. We expect that pharmaceutical technology and biotechnology will continue to develop rapidly. Our future success will depend, in large part, on our ability to develop and maintain technology that is competitive. If other companies achieve technological advances with their products, our products may become obsolete before they are marketed or before we recover any of our development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimens, and thereby reduce the need for one or more of our products, which could result in the termination of the development in one or more of our product candidates, or in the decline in sales of one of our approved products, which could cause our stock price to decline.

IF WE ARE UNABLE TO OBTAIN INTELLECTUAL PROPERTY PROTECTION, OR PROTECT OUR PROPRIETARY TECHNOLOGY, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

The FDA awarded us orphan drug status for Salagen Tablets in 1994 as a treatment for the symptoms of xerostomia induced by radiation therapy in head and neck cancer patients and in 1998 for the symptoms of dry mouth associated with Sjogren's syndrome. Our orphan drug protection for Salagen Tablets expired in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and will expire in 2005 for the Sjogren's syndrome indication. Upon expiration of our orphan drug protection for Salagen Tablets, we may face competition from manufacturers of generic versions of Salagen Tablets.

We hold an exclusive United States and Canada license on patents covering palonosetron proprietary rights. In addition, we hold an exclusive, worldwide license on patents and patent applications covering acylfulvene proprietary rights. The license applicable to these technologies is subject to certain statutory rights held by the U.S. government. Even though we have licensed these patents, we may not have exclusive rights to all possible acylfulvene analogs, all possible methods of using acylfulvene analogs to treat tumors or all possible synthetic methods for preparing acylfulvenes. In addition, we licensed rights to patents and patent applications covering MG98 and inhibitors of DNA methyltransferase, and palonosetron. Protection of these rights and creation of additional rights involve joint responsibilities between us and the respective license party.

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Our pending patent applications, those we may file in the future, or those we license from third parties, may not result in patents being issued. Patents, if issued, may be challenged, invalidated or circumvented. In addition, other entities may develop similar technologies that fall outside the scope of our patents. Thus, any patent rights that we own or license from third parties may not provide sufficient protection against potential competitors.

In the event that our technologies or methods used in the course of developing or selling our products infringe the patents or violate other proprietary rights of third parties, we and our corporate partners may be prevented from pursuing product development or commercialization.

In addition to patents, we rely on trade secrets and proprietary know-how. We protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. There is a risk that:

     .    these confidentiality agreements will be breached;

     .    we will not have adequate remedies for any breach of these agreements;

     .    our trade secrets will otherwise become known; or

     . our trade secrets will be independently discovered and used by competitors.

The biotechnology and pharmaceutical industries have been characterized by litigation regarding patents and other intellectual property rights. If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to cease using the technology or to seek licenses that may not be available from third parties on commercially favorable terms, if at all, or to cease manufacturing and selling our products. This could cause us to terminate the development of one or more of our product candidates, to discontinue marketing an existing product, or to pay royalties to a third party. Any of these events could result in a decline in our stock price.

IF THE USE OF ONE OF OUR PRODUCTS HARMS PEOPLE, WE MAY BE SUBJECT TO COSTLY AND DAMAGING PRODUCT LIABILITY CLAIMS.

We face exposure to product liability claims in the event that the use of our product is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $15 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against us could cause us to incur a significant expense to pay such a claim, could adversely affect our product development and could cause a decline in our product revenue and stock price.

In addition to product liability risks associated with sales of our products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in trials are already critically ill when they enter a trial. The waivers we obtain may not be enforceable and may not protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if

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successfully defended, could cause us to incur a significant expense to defend such a claim, could adversely affect our product development and could cause a decline in our product revenue and stock price.

IF WE ISSUE A PRODUCT RECALL, WE MAY NOT SELL AS MUCH OF OUR PRODUCTS IN THE FUTURE AND WE MAY INCUR SIGNIFICANT EXPENSES.

The FDA or other government agencies having regulatory authority for product sales may request product recalls or we may issue product recalls. These product recalls may occur due to manufacturing issues, safety concerns or other reasons. We do not carry any insurance to cover the risk of a product recall. Any product recall could have a material adverse effect on our product revenue and could cause our stock price to decline.

IF WE OR PATIENTS USING OUR PRODUCTS ARE UNABLE TO OBTAIN ADEQUATE REIMBURSEMENT FROM GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS, OUR PRODUCT SALES AND STOCK PRICE COULD DECLINE.

Our profitability will depend in part on: (1) the price we are able to charge for our products, and (2) the availability of adequate reimbursement for our products from third-party payors, such as government entities, private health insurers and managed care organizations. Salagen Tablets generally have been eligible for reimbursement from third-party payors, however, third-party payors are increasingly challenging the pricing of medical products and services. There is much uncertainty as to the pricing flexibility pharmaceutical companies will have with respect to newly approved healthcare products. In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. Cost controls could also prevent the recovery of substantial development costs and an appropriate profit margin. This could cause our product revenues or revenue expectations to decrease and our stock price to decline.

There is also much uncertainty about the reimbursement status of healthcare products. Federal and state regulations govern or influence the reimbursement status of healthcare products in many situations. Although third-party reimbursement is not currently an issue for us, there is a risk that reimbursement will not be available in the future for our products, or that such third-party reimbursement will not be adequate. If government entities and other third-party payors do not provide adequate reimbursement levels for our products, our product and license revenues would be materially and adversely affected and our stock price could decline. In recent years, various parties have proposed a number of legislative and regulatory proposals aimed at changing the national healthcare systems. These proposals, if enacted, could have a material adverse effect on our product license revenues and could cause our stock price to decline. In certain countries, regulatory authorities must also approve the sales price of a product after they grant marketing approval. There is a risk that we will not be able to obtain satisfactory prices in foreign markets even if we obtain marketing approval from foreign regulatory authorities.

OUR OPERATIONS, AND THE OPERATIONS OF OUR THIRD-PARTY CONTRACTORS, INVOLVE HAZARDOUS MATERIALS THAT COULD EXPOSE US TO LIABILITY IF ENVIRONMENTAL DAMAGE OCCURS.

Our business activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, third parties may hold us liable for any resulting damages, which may exceed our financial resources and may have a material adverse effect on our ability to fund our operations.

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OUR STOCK PRICE IS VOLATILE, WHICH MAY RESULT IN SIGNIFICANT LOSSES TO
SHAREHOLDERS.

There has been significant volatility in the market prices of pharmaceutical and biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

     .    fluctuations in our operating results;

     . announcements of technological innovations or acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

     .    published reports by securities analysts;

     .    positive or negative progress with our clinical trials;

     .    governmental regulation, including healthcare reimbursement policies;

     .    developments in patent or other proprietary rights;

     .    developments in our relationship with collaborative partners;

     .    public concern as to the safety and efficacy of our products; and

     .    general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Our stock price ranged from $4.68 to $17.05 per share during the two-year period ended March 31, 2003. Broad market fluctuations may also adversely affect the market price of our common stock.

WE HAVE OUTSTANDING OPTIONS AND CONVERTIBLE DEBT THAT HAVE THE POTENTIAL TO DILUTE SHAREHOLDER VALUE.

We frequently grant stock options to our employees and other individuals. At March 31, 2003, we had 4,333,157 options outstanding at option prices ranging from $3.38 to $51.50. We have also issued convertible debt with warrants. The convertible debt is convertible into 2,571,428 shares of common stock at prices ranging from $7.00 to $10.50. In conjunction with the convertible debt, we issued warrants that are exercisable for 400,000 shares of common stock at prices of $8.75 and $10.50. We are not able to estimate when, if ever, the options, the convertible debt or the warrants will be converted into common stock. Depending on the timing and the amount, any such conversion could dilute shareholder value.

OUR CHARTER DOCUMENTS, OUR SHAREHOLDER RIGHTS PLAN AND MINNESOTA LAW CONTAIN PROVISIONS THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. These provisions include:

     .    advance notice requirements for shareholder proposals and nominations;
          and

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     .    the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

In addition, our board of directors has adopted a shareholder rights plan, or "poison pill," which enables our board of directors to issue preferred stock purchase rights that would be triggered by an acquisition of 15 percent or more of the outstanding shares of our common stock. These provisions and specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.